Statement of Cash Flows
Dunamis Charge, Inc
January 1-December 31, 2023

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	
Machinery & Equipment:Accumulated Depreciation- Machinery & Equipment	
Prepaid Expenses	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
Machinery & Equipment	
Office Equipment.	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
Loan Bennie Fowler	
Loan Payable-Dunamis Clean Energy Partners	
Opening Balance Equity	
Retained Earnings	
Shareholder Distribution	
Net cash provided by financing activities	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	
CASH AT END OF PERIOD	

Total
-3,751,527.14
631,110.96
3,600.00
-41,990.00
$592,720.96
-$3,158,806.18
-15,887.68
-2,037.65
-$17,925.33
0.00
3,179,917.31
25.00
-49.87
-25,000.00
$3,154,892.44
-$21,839.07
$25,899.00
$4,059.93